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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer: BJ Services Company

Title of Class of Securities:  Warrants

CUSIP Number:  055482 11 1

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

         Herbert Chen, c/o Chen Capital Partners, L.P.,
                   237 Park Avenue, 9th Floor
            New York, New York 10017; (212) 808-2406

     (Date of Event which Requires Filing of this Statement)

                           May 2, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall



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be subject to all other provisions of the Act (however, see the
Notes).



















































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CUSIP No.  055482 11 1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Chen Capital Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         217,300

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         217,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         217,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         4.53%

14. Type of Reporting Person

         PN














































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CUSIP No. 055482 11 1

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Herbert Chen

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         70,500

8.  Shared Voting Power:

         217,300

9.  Sole Dispositive Power:

         70,500

10. Shared Dispositive Power:

         217,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         287,800

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         6.00%

14. Type of Reporting Person

         IN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the beneficial ownership of Chen Capital Partners, L.P. (the "Partnership") and Herbert Chen (together with the Partnership, the "Reporting Persons") in the warrants, exercisable at $30, expiring April 13, 2000 (the "Warrants") in BJ Services Company (the "Company") has decreased from 6.44% and 8.18% to 4.53% and 6.00%, respectively, in the outstanding Warrants.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, the Partnership owns 217,300 Warrants and Herbert Chen is deemed to be the beneficial owner of 287,800 Warrants. All 287,800 Warrants that Herbert Chen is deemed to be the beneficial owner of are held in either the Partnership, the Offshore Fund or the Managed Account. All transactions in the Warrants since the last filing on Schedule 13D were effected in open market transactions. The funds for the purchase of the Warrants held in the Partnership came from capital contributions to the Partnership by its general and limited partners. The funds for the purchase of the Warrants held in the Offshore Fund or the Managed Account came from the Offshore Fund's or Managed Account's own funds. No funds were borrowed to finance any of the purchases.

Item 4.  PURPOSE OF TRANSACTIONS.

         No change.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on information received from the Company, as of May 5, 1997 there were 4,793,992 Warrants outstanding. Therefore, the Partnership owns 4.53% of the outstanding Warrants and Herbert Chen is deemed to own 6.00% of the outstanding Warrants. Each Reporting Person has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Warrants that he or it beneficially owns. The Partnership ceased to be the beneficial owner of more than 5% of the outstanding warrants on May 2, 1997.


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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Warrants that were effected by the Reporting Persons during 60 days prior to May 2, 1997.


         Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


May 8, 1997

                                /s/ Herbert Chen
                                Herbert Chen


                             CHEN CAPITAL PARTNERS, L.P.


                             By: Herbert Chen,
                                 its General Partner


                                /s/ Herbert Chen
                                Herbert Chen


















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                            EXHIBIT A

                 REPORTING PERSONS' TRANSACTIONS

Date               Warrants Purchased  Price Per Share
                     or (Sold)         (Not Including Commission)
____               _______________     ______________________
3/31/97                   500               $23.75

4/30/97                 5,000                23.29

5/2/97               (100,000)               21.94

5/6/97                (25,000)               23.94







































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01127002.AA9